UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ainos, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00902F303

(CUSIP Number)

Joseph Tung

Room 1901, No. 333, Section 1 Keelung Rd.

Taipei, 110, Taiwan,

Republic of China

Tel: +886-2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00902F303

1	NAME OF REPORTING PERSON: ASE Technology Holding Co., Ltd. (“ASX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,312,077 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,312,077 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,312,077 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

_______________________

(1)  Represents beneficial ownership of 2,312,077 shares of Common Stock, $0.01 par value (the “Common Stock”), of Ainos, Inc., a Texas corporation (the “Issuer”) consisting of the following: (i) 29,411 shares owned directly by ASE Test Taiwan (as defined below); (ii) 282,666 shares pursuant to the 2023 Agreement (as defined below) between ASE Test Taiwan and the Issuer; and (iii) 2,000,000 shares of common stock pursuant to the 2024 Agreement (as defined below) between ASE Test Taiwan and the Issuer. For further details, please see Item 3 and Item 6.

(2)  Based on the sum of (i) 6,144,506 shares of common stock outstanding as of March 31, 2024 as set forth in the Registration Statement on Form S-1 of the Issuer filed with the SEC on April 8, 2024, (ii) 282,666 shares of common stock convertible pursuant to the 2023 Agreement (as defined below) and (iii) 2,000,000 shares of common stock convertible pursuant to the 2024 Agreement (as defined below).

CUSIP No. 00902F303

1	NAME OF REPORTING PERSON: ASE Test, Inc. (“ASE Test Taiwan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,312,077 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,312,077 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,312,077 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

________________________

(1)	Represents beneficial ownership of 2,312,077 shares of Common Stock, $0.01 par value (the “Common Stock”), of Ainos, Inc., a Texas corporation (the “Issuer”) consisting of the following: (i) 29,411 shares owned directly by ASE Test Taiwan (as defined below); (ii) 282,666 shares pursuant to the 2023 Agreement (as defined below) between ASE Test Taiwan and the Issuer; and (iii) 2,000,000 shares of common stock pursuant to the 2024 Agreement (as defined below) between ASE Test Taiwan and the Issuer. For further details, please see Item 3 and Item 6.
(2)	Based on the sum of (i) 6,144,506 shares of common stock outstanding as of March 31, 2024 as set forth in the Registration Statement on Form S-1 of the Issuer filed with the SEC on April 8, 2024, (ii) 282,666 shares of common stock convertible pursuant to the 2023 Agreement (as defined below) and (iii) 2,000,000 shares of common stock convertible pursuant to the 2024 Agreement (as defined below).

Item 1. Security and Issuer

This Schedule 13D is being filed to reflect the acquisition by ASE Test Taiwan (as defined below) of a Convertible Note in the aggregate principal amount of $9,000,000 pursuant to a Convertible Note and Warrant Purchase Agreement entered into on May 3, 2024 (the “2024 Agreement”) between the Issuer and ASE Test Taiwan. The note bears 6% compound interest and has a three-year term. The note will be convertible into shares of Common Stock at a conversion price of $4.50 per share (or 2,000,000 shares), subject to customary anti-dilution adjustments.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share of the Issuer. The address of the principal executive corporate offices of the Issuer is 8880 Rio San Diego Drive, Suite 800, San Diego, CA 92108.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is being filed by (i) ASE Technology Holding Co., Ltd., a Taiwanese corporation (“ASX”), with a principal executive office at 26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan, Republic of China, and (ii) its indirect wholly-owned subsidiary, ASE Test, Inc., a Taiwanese corporation (“ASE Test Taiwan”), with a principal executive office at 10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan (ASX and ASE Test Taiwan, collectively, the “Reporting Persons”). ASE Test Taiwan is directly wholly-owned by Advanced Semiconductor Engineering, Inc., a Taiwan company, which is itself directly held by ASX.

The principal business of ASX includes semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing, and final testing services, as well as electronic manufacturing services. The principal business of ASE Test Taiwan is providing semiconductor testing services.

For disclosure relating to the directors and executive officers of ASX and ASE Test Taiwan, see Appendix A hereto.

(d) During the last five years, none of the Reporting Persons nor any director or executive officer of the Reporting Persons have been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons nor any director or executive officer of Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are organized in Taiwan, Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On May 3, 2024, ASE Test Taiwan entered into a Convertible Note and Warrant Purchase Agreement with the Issuer pursuant to which ASE Test Taiwan purchased from the Issuer a Convertible Note in the aggregate principal amount of $9,000,000. The note bears 6% compound interest and has a three-year term. The note will be convertible into shares of Common Stock at a conversion price of $4.50 per share (or 2,000,000 shares), subject to customary anti-dilution adjustments. As part of the transaction, ASE Test Taiwan will receive a five-year common stock purchase warrant which will vest and become exercisable on the first day following a six-month period from the date of issue. The warrant may be exercised for up to 500,000 shares of Common Stock at a price of $4.50 per share, customary to anti-dilution adjustments.

The purchase of the Convertible Note was funded by ASE Test Taiwan with cash on hand.

Item 4. Purpose of Transaction

The purpose of the acquisition was to make a financial investment in the Issuer.

The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to protect, preserve or enhance stockholder value or protect, preserve or enhance the value of the Issuer’s assets, including plans or proposals that may involve extraordinary matters relating to the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
ASE Technology Holding Co., Ltd.	0	2,312,077	2,312,077	27.4%
ASE Test, Inc.	0	2,312,077	2,312,077	27.4%

The May 3, 2024 warrant shares are not included in the table as they are not exercisable for six months from the date of issuance.

(c) Except as reported in Item 3 above, the Reporting Persons have not affected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.

(d) The information in Item 2 is incorporated by reference into this Item 5(d).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ responses to Items 3 – 5 are incorporated by reference into this Item 6.

ASE Test Taiwan directly holds 29,411 shares of Common Stock.

On March 13, 2023, the Issuer entered into a Convertible Promissory Note Purchase Agreement (the “2023 Agreement”) with ASE Test Taiwan pursuant to which ASE Test Taiwan committed to pay a total aggregate amount of $2,000,000 to the Issuer in exchange for convertible promissory note(s) in three tranches in the amounts of $1,000,000 (the “First Tranche”), $500,000 (the “Second Tranche”), and $500,000 (the “Third Tranche”) conditioned, among other things, on the Issuer achieving certain business milestones. ASE Test Taiwan provided $1,500,000 on as April 12, 2023 and the remaining $500,000 on September 12, 2023. Accordingly, ASE Test Taiwan holds a convertible note that will mature on March 13, 2025 and bears interest at the rate of 6% compounded interest per annum. At any time after the issuance and before the maturity date, the note is convertible into the Issuer's Common Stock at the conversion price of $7.50 per share (or 282,666 shares), subject to anti-dilutive adjustment as set forth in the note.

Effective May 3, 2024, Ainos Inc., a Cayman Islands corporation (“Ainos KY”) and ASE Test Taiwan entered into a voting agreement with respect to the voting stock of the Issuer (the "Voting Agreement"). Pursuant to the Voting Agreement, ASE Test Taiwan has agreed to vote all of its current or future acquired voting stock of the Issuer in the manner determined by Ainos KY in its sole discretion. The Voting Agreement will continue in effect until May 3, 2025 and thereafter will automatically renew for additional one-year periods unless ASE Test Taiwan provides prior notice of termination. As part of the Voting Agreement, ASE Test Taiwan agreed that, without Ainos KY’s written consent, it would not sell or transfer more than 20% of its shares of the Issuer in any calendar year period through the fifth anniversary of the date of the Voting Agreement. If, in any calendar year, ASE Test Taiwan does not sell the full 20% allocation, the remaining percentage will be added to and increase the following year's allocation. The transfer restrictions will terminate upon the termination of the Voting Agreement.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description
1	*Joint Filing Agreement, dated May 3, 2024, by and between the Reporting Persons.
2.1	Convertible Promissory Note Purchase Agreement, dated March 13, 2023, by and between the Issuer and ASE Test Taiwan in the principal amount of $2,000,000 (incorporated by reference to Exhibit 2.1(a) to the Issuer's Current Report on Form 8-K filed on March 14, 2023).
2.2	Convertible Promissory Note, dated May 3, 2024, issued by the Issuer in favor of ASE Test Taiwan in the principal amount of $9,000,000 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 6, 2024).
2.3	Common Stock Warrant, dated May 3, 2024, issued by the Issuer to ASE Test Taiwan (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on May 6, 2024).
2.4	Convertible Note and Warrant Purchase Agreement, dated May 3, 2024, by and between the Issuer and ASE Test Taiwan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41461) on May 6, 2024).
2.5	Voting Agreement, dated May 3, 2024, by and between Ainos KY and ASE Test Taiwan (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-41461) on May 6, 2024).

____________________

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024

ASE TECHNOLOGY HOLDING CO., LTD.

By: /s/ Joseph Tung
Name: Joseph Tung
Title: Director and Chief Financial Officer

ASE TEST INC.

By: /s/ Alan Li
Name: Alan Li
Title: Director

Schedule A

Directors and Executive Officers of ASE Technology Holding Co., Ltd.

Name of director or executive officer	Residence or business address	Present principal occupation or employment	Nationality
Jason C.S. Chang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director and Chairman	Singapore
Richard H.P. Chang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director, Vice Chairman and President	Hong Kong
Chi-Wen Tsai	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director; Chairman and President, Siliconware Precision Industries Co., Ltd.	Taiwan
Yen-Chun Chang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director; Chief Operating Officer, Siliconware Precision Industries Co., Ltd.	Taiwan
Tien Wu	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director and Chief Operating Officer	Taiwan
Joseph Tung	Room 1901, No. 333, Section 1 Keelung Rd. Taipei, 110, Taiwan, Republic of China	Director and Chief Financial Officer	Taiwan
Raymond Lo	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director; General Manager, ASE Test Taiwan and Kaohsiung packaging facility	Taiwan
Tien-Szu Chen	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director; General Manager, Advanced Semiconductor Engineering Inc. Chung-Li branch	Taiwan
Rutherford Chang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director; General Manager, China Region of Advanced Semiconductor Engineering Inc.	United States
Shen-Fu Yu	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Independent Director and Member, Audit Committee, Compensation Committee, and Risk Management Committee	Taiwan
Mei-Yueh Ho	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Independent Director and Member, Audit Committee, and Risk Management Committee	Taiwan
Wen-Chyi Ong	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Independent Director and Member, Audit Committee, and Compensation Committee	Taiwan
Du-Tsuen Uang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Chief Administration Officer	Taiwan
Andrew Tang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Chief Procurement Officer; Vice Chairman, Advanced Semiconductor Engineering Inc.	United States
Chun-Che Lee	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, ASE Electronics Inc.	Taiwan
Chung Lin	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, ASE (Shanghai) Inc.	Taiwan

Name of director or executive officer	Residence or business address	Present principal occupation or employment	Nationality
Gichol Lee	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, ASE (Korea) Inc.	Korea
Chih-Hsiao Chung	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, ASE Japan Co. Ltd. and Wuxi Tongzhi Microelectronics Co., Ltd.	Taiwan
Kwai Mun Lee	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	President, ASE South-East Asia operations	Singapore
Yean Peng Chen	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, ASE Singapore Pte. Ltd.	Singapore
Heng Ee Ooi	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, ASE Electronics (M) Sdn. Bhd.	Malaysia
Kenneth Hsiang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Chief Executive Officer, ISE Labs, Inc. and ISE Labs, China, Ltd.	United States
Chi-Pin Chang	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Siliconware USA, Inc.	Taiwan
Kevin Yu	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Siliconware Technology (Suzhou) Limited	Taiwan
Jeffrey Chen	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	Taiwan
Chen-Yen Wei	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Chairman, Universal Scientific Industrial Co., Ltd.; President, Universal Scientific Industrial (Shanghai) Co., Ltd.; General Manager, Universal Global Scientific Industrial Co., Ltd.	Taiwan
Ta-I Lin	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Universal Global Technology (Kunshan) Co. Ltd.	Taiwan
Jing Cao	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Universal Global Technology (Shanghai) Co., Ltd.	United States
Yueh-Ming Lin	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Universal Global Technology (Huizhou) Co., Ltd.	Taiwan
Hui-Min Liu	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Taiwan
Bernardo Santos Balderrama	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Universal Scientific Industrial De Mexico S.A. De C.V.	Mexico
Nicolas Denis	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	Chief Executive Officer, Financière AFG	France
Ying Pin Wu	26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Republic of China	General Manager, Asteelflash Suzhou Co., Ltd.	United States

Directors and Executive Officers of ASE Test Taiwan

Name of director or executive officer	Residence or business address	Present principal occupation or employment	Nationality
Jason C.S. Chang	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director and Chairman	Singapore
Rutherford Chang	10, West 5th Street, Nanzih Dist. , Kaohsiung, 811, Taiwan	Director; General Manager, China Region of Advanced Semiconductor Engineering Inc.	United States
Raymond Lo	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director; General Manager, ASE Test Taiwan and Kaohsiung packaging facility	Taiwan
Tien-Szu Chen	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director; General Manager, Advanced Semiconductor Engineering Inc. Chung-Li branch	Taiwan
Jeffrey Chen	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	Taiwan
Shih Hua Pan	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director	Taiwan
Chun Che Lee	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director	Taiwan
Jerry Chang	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director	United States
Alan Li	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director	Taiwan
Alan Cheng	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director	Taiwan
Anne Chang	10, West 5th Street, Nanzih Dist., Kaohsiung, 811, Taiwan	Director	Taiwan